UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On June 24, 2020, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), held its 2020 Annual and Extraordinary General Meeting of Shareholders of the Company (the “Meeting”). At the Meeting, the Company’s shareholders voted on five proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on May 19, 2020 (the “Proxy Statement”).

Based on the results and the applicable requirements under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company duly approved the following resolutions at the Meeting:

(1)	To re-elect the following persons to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Shai Novik, Abraham Havron, Gil Hart, Baruch Halpert, Michel Habib, Sangwoo Lee and Bernhard Kirschbaum (Proposal No. 1);

(2)	To approve an amendment to the chairman agreement between the Company and A.S. Novik, in the form attached to the Proxy Statement (Proposal No. 2);

(3)	To approve an amended and restated Compensation Policy for Executives and Directors in the form attached to the Proxy Statement (Proposal No. 3);

(4)	To approve a form of Indemnification Agreement to be entered into by the Company with its current and future Office Holders, in the form attached to the Proxy Statement (Proposal No. 4);

(5)	To reappoint BKR Yarel & Partners CPA, the Company’s auditors for the year ending December 31, 2020, as the Company’s auditors and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services (Proposal No. 5).

The Company’s Annual Report and financial statements for the year ended December 31, 2019 were discussed at the Meeting and the Company’s management gave a presentation of the current business status of the Company, including a brief description of the Company’s financial condition and current activities.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-232413 and File No. 333-232009 ) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

Date: June 29, 2020	By:	/s/ Oren Hershkovitz
	Name: Title:	Oren Hershkovitz Chief Executive Officer

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